Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	JOHN F. SAVARESE	51 WEST 52ND STREET		DEBORAH L. PAUL	ADAM J. SHAPIRO
HERBERT M. WACHTELL	SCOTT K. CHARLES	NEW YORK, N.Y. 10019-6150		DAVID C. KARP	NELSON O. FITTS
BERNARD W. NUSSBAUM	DAVID S. NEILL	TELEPHONE: (212) 403 - 1000		RICHARD K. KIM	JEREMY L. GOLDSTEIN
LAWRENCE B. PEDOWITZ	JODI J. SCHWARTZ	FACSIMILE: (212) 403 - 2000		JOSHUA R. CAMMAKER	JOSHUA M. HOLMES
PAUL VIZCARRONDO, JR.	ADAM O. EMMERICH			MARK GORDON	DAVID E. SHAPIRO
PETER C. HEIN	GEORGE T. CONWAY III	GEORGE A. KATZ (1965-1989)		JOSEPH D. LARSON	DAMIAN G. DIDDEN
HAROLD S. NOVIKOFF	RALPH M. LEVENE	JAMES H. FOGELSON (1967-1991)		LAWRENCE S. MAKOW	ANTE VUCIC
MEYER G. KOPLOW	RICHARD G. MASON			JEANNEMARIE O’BRIEN	IAN BOCZKO
THEODORE N. MIRVIS	MICHAEL J. SEGAL	OF COUNSEL		WAYNE M. CARLIN	MATTHEW M. GUEST
EDWARD D. HERLIHY	DAVID M. SILK	WILLIAM T. ALLEN	ROBERT M. MORGENTHAU	STEPHEN R. DIPRIMA	DAVID E. KAHAN

DANIEL A. NEFF	ROBIN PANOVKA	PETER C. CANELLOS	ERIC S. ROBINSON	NICHOLAS G. DEMMO	DAVID K. LAM
ERIC M. ROTH	DAVID A. KATZ	DAVID M. EINHORN	PATRICIA A. ROBINSON*	IGOR KIRMAN	BENJAMIN M. ROTH
ANDREW R. BROWNSTEIN	ILENE KNABLE GOTTS	KENNETH B. FORREST	LEONARD M. ROSEN	JONATHAN M. MOSES	JOSHUA A. FELTMAN
MICHAEL H. BYOWITZ	DAVID M. MURPHY	THEODORE GEWERTZ	MICHAEL W. SCHWARTZ	T. EIKO STANGE	ELAINE P. GOLIN
PAUL K. ROWE	JEFFREY M. WINTNER	RICHARD D. KATCHER	ELLIOTT V. STEIN	DAVID A. SCHWARTZ	EMIL A. KLEINHAUS
MARC WOLINSKY	TREVOR S. NORWITZ	THEODORE A. LEVINE	WARREN R. STERN	JOHN F. LYNCH	KARESSA L. CAIN
DAVID GRUENSTEIN	BEN M. GERMANA	DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS	WILLIAM SAVITT	RONALD C.CHEN
STEPHEN G. GELLMAN	ANDREW J. NUSSBAUM	ROBERT B. MAZUR	J. BRYAN WHITWORTH	ERIC M. ROSOF	GORDON S. MOODIE
STEVEN A. ROSENBLUM	RACHELLE SILVERBERG	PHILIP MINDLIN	AMY R. WOLF	MARTIN J.E. ARMS	DONGJU SONG
STEPHANIE J. SELIGMAN	STEVEN A. COHEN			GREGORY E. OSTLING DAVID B. ANDERS	BRADLEY R. WILSON
* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

		DAVID M. ADLERSTEIN	PAULA N. GORDON
		MICHELE J. ALEXANDER	NANCY B. GREENBAUM
		AMANDA K. ALLEXON**	MAURA R. GROSSMAN
		LOUIS J. BARASH	MARK A. KOENIG
		DIANNA CHEN	J. AUSTIN LYONS
		ANDREW J.H. CHEUNG	AMANDA N. PERSAUD
		PAMELA EHRENKRANZ	JEFFREY A. WATIKER
KATHRYN GETTLES-ATWA

** ADMITTED IN THE STATE OF ILLINOIS

May 10, 2013

VIA EDGAR AND FEDERAL EXPRESS

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Constellium Holdco B.V.
Confidential Draft Amendment No. 5 to Registration Statement on Form F-1
Submitted May 6, 2013
File No. 377-00059

Dear Ms. Long:

On behalf of Constellium Holdco B.V., a company incorporated in the Netherlands that will be renamed Constellium N.V. (the “Company” and, together with its subsidiaries, “Constellium”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated May 9, 2013, with respect to the confidential draft Registration Statement referenced above. We have included in this letter, where relevant, responses forwarded to us by representatives of the Company regarding the Staff’s comments relating to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

With this letter, the Company is confidentially submitting a further amendment to its draft Registration Statement on Form F-1 (“Amendment No. 6”). We are providing

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 10, 2013

supplementally to the Staff six copies of Amendment No. 6 blacklined to show the changes to the draft Registration Statement Amendment No. 5 that we submitted to you on May 6, 2013. All page references in the responses set forth below are to the pages of Amendment No. 6. All capitalized terms used but not defined herein have the meanings given to them in Amendment No. 6.

Prospectus Cover Page

1.	Please identify the class of ordinary shares being offered by the selling shareholders. Please also ensure that the Principal and Selling Shareholders disclosure on page 136 identifies beneficial ownership for each class of ordinary shares.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to the cover page of the prospectus and pages 136 to 138 of Amendment No. 6.

New Term Loan, Application of Term Loan Proceeds and Issuance of Preference Shares, page 17

2.	We note your revised disclosure in the fourth paragraph relating to the preference shares. Please clarify, if true, that the rights attached to the preference shares that will become equal to the rights attached to the ordinary shares are voting rights and rights to profits, as indicated in your response to our comment 13. Please also clarify whether it is likely that the preference shareholders will actually have an opportunity to exercise or benefit from those rights, given that the repurchase of the preference shares might not happen simultaneously with the distribution payment.

The Company respectfully advises the Staff that the only preferential right attached to the preference shares is the right to priority of distribution for the amount of approximately €147 million, and after such distribution has been made, all rights attached to the preference shares will be equal to the rights of Class A ordinary shares, including voting rights and profit rights. The Company further informs the Staff that it expects that the repurchase of the preference shares will occur simultaneously with or shortly after the payment of the approximately €147 million distribution and it is therefore unlikely that the holders of the preference shares will exercise voting rights or receive distributions of further profits during such short period of time. The Company additionally advises the Staff that following the distribution of the approximately €147 million, the rights of holders of the preference shares will be negligible considering that only five preference shares will be outstanding on a total of nearly 100 million ordinary shares outstanding following completion of this offering. In response to the Staff’s comment, the Company has made additional disclosure in the Registration Statement. Please refer to pages 17, 50 and 148 of Amendment No. 6.

Pro Rata Share Issuance, page 17

3.	We note your response to comment nine in our letter dated May 3, 2013 in which you reference a stock split of 23.8:1, reflected also on page F-18 under the “Share Capital” discussion. Since your disclosure here refers to a different ratio of 22.8, please revise your disclosures accordingly.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 10, 2013

The Company respectfully advises the Staff that the ratio of 23.8:1 reflects the aggregate number of shares that will be outstanding after the pro rata share issuance (consisting of the amount of 22.8 shares issued in the pro rata share issuance plus the initial one share in respect of which such issuance was made) as compared to each share that was outstanding prior to the pro rata share issuance. However, in response to the Staff’s comment, the Company has clarified its disclosures in the Registration Statement to delete references to this ratio and refer instead only to the issuance of 22.8 shares for each ordinary share that existed prior to the pro rata share issuance. Please refer to pages 22, 59, F-18 and F-31 of Amendment No. 6.

Selling Shareholder Private Sale, page 18

4.	You disclose at the end of the paragraph that Apollo and Rio Tinto may “elect not to sell in this offering.” In light of your Underwriting disclosure on page 183 stating that you and the selling shareholders have agreed to sell to the underwriters the shares subject to the terms of the underwriting agreement, with a view towards disclosure, please explain to us whether the selling shareholders anticipate to make their election before or after effectiveness of the registration statement, and how and when the information will be reflected in your prospectus.

The Company respectfully advises the Staff that the selling shareholders currently expect to sell in this offering. However, if the selling shareholders determine not to sell shares in this offering, the Company will file an amendment to the Registration Statement to reflect this change and will recirculate the revised prospectus to potential purchasers before completing the sale of the Company’s ordinary shares.

Capitalization, page 51

5.	We note your response to comment four in our letter dated May 3, 2013. Please more clearly show in the notes how you computed the as adjusted pro forma share premium amount. In addition, in arriving at the as adjusted pro forma retained deficit amount, you refer to 15 million Euros of fees and expenses related to this offering. Please further clarify in your disclosures the nature of these fees and expenses being reflected in retained earnings compared to those offering costs being reflected as a reduction of offering proceeds in share premium.

The Company respectfully confirms to the Staff that fees and expenses related to the offering have been reflected in retained earnings or deficit. In accordance with IAS 32.38 regarding transaction costs that relate to both a primary and secondary offering, such fees would be allocated to either equity or expensed through the income statement using a basis of allocation that is rational and consistent with similar transactions. Therefore, fees and expenses associated with new shares being issued would be recognized directly in equity and costs associated with

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 10, 2013

existing shares expensed in the profit and loss. However, for the purposes of capitalization, no determination of the allocation of costs between the new and existing shares has been made, as in both cases the costs would be reflected as a deduction to reserves.

In response to the Staff’s comment, the Company has clarified and updated the disclosure in the Registration Statement. Please refer to page 51 of Amendment No. 6.

6.	We note your response to comment seven in our letter dated May 3, 2013. Your disclosures refer to shares fully paid up. To be consistent with the terminology used in your financial statements, please refer to shares outstanding.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 51 of Amendment No. 6.

Financial Statements

General

7.	We note your response to comment nine in our letter dated May 3, 2013. Your response indicates that 83,945,965 additional Class A ordinary shares, 815,252 additional Class B1 ordinary shares, and 923,683 additional Class B2 ordinary shares will be issued and that the pro rata share issuance is the equivalent of a 23.8:1 stock split. Please help us better understand how you arrived at the pro rata number of shares to be issued for each class based on the number of shares outstanding as of December 31, 2012 as disclosed on page F-37.

The Company respectfully advises the Staff that it derived the total number of additional shares to be issued based on a targeted equity value of $1,810 million and a price per share of $18.00 (the midpoint of the range set forth on the cover page of the prospectus). This resulted in a pro forma share count of 100,553,526 shares, of which 89,442,415 will be owned by our existing shareholders and 11,111,111 will be issued as primary shares in the offering. As of December 31, 2012, there were a total of 3,788,881 shares outstanding, of which 31,365 were attributable to Management KG interests held by Stichting Management Omega (consisting of 15,938 Class A ordinary shares, 2,441 Class B1 ordinary shares and 12,986 Class B2 ordinary shares). Prior to the consummation of this offering, as disclosed in “Description of Capital Stock—Recapitalization and Conversion of Capital Stock in Connection with this Offering,” the shares held by the Stichting will be reacquired, resulting in an aggregate share count of 3,757,516.

In order to achieve the desired pre-IPO share count of 89,442,415 shares owned by the current shareholders, the Company will therefore issue 22.80 shares for each share currently held by shareholders. This share issuance, referred to in the prospectus as the “pro rata share issuance,” will be pro rata across all share classes. Accordingly, as a result of the pro rata share issuance, Class A shareholders will hold 87,627,224 Class A shares instead of 3,681,259 Class A shares; Class B1 shareholders will hold 851,003 Class B shares instead of 35,751 Class B1 shares; and Class B2 shareholders will hold 964,189 Class B2 shares instead of 40,506 Class B2 shares.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 10, 2013

8.	It does not appear that you have consistently given retroactive effect to the expected stock split in your historical amounts, including in note (8) to the capitalization table on page 53 and on page F-37. Please revise your disclosures throughout the filing as necessary to give retroactive effect to the expected stock split.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to pages 53 and F-37 of Amendment No. 6. The Company supplementally advises the Staff that the following adjustments have been made throughout the different calculations:

	Capitalization table	Retroactively adjusted for in the financial statements (Note 12 and 18)	Pro forma EPS (Note 33)
Shares issued and fully paid up at December 31, 2012	3,788,881	3,788,881	3,788,881
Reacquisition of Stichting shares	(31,365)	(31,365)	(31,365)
As adjusted	3,757,516	3,757,516	3,757,516
Pro rata share issuance	85,684,899	85,684,899	85,684,899
Shares issued in IPO	11,111,111	n/a	11,111,111
Issuance of preference shares	n/a	n/a	5
Pro forma as adjusted	100,553,526	89,422,415	100,533,531

Note 3. Acquisition of Rio Tinto Engineered Aluminum Products Entities, page F-22

9.	We are continuing to evaluate your response to comment 10 in our letter dated May 3, 2013 and may have additional comments.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 10, 2013

The Company acknowledges the Staff’s comment.

10.	For both the impairment analysis performed as of December 31, 2010 pursuant to IAS 36 and the purchase price allocation performed as of January 4, 2011 pursuant to IFRS 3, the initial purchase price for the acquisition of the Engineered Aluminum Products business from Rio Tinto was used as the basis for determining fair value. During the call held on May 6, 2013, it was indicated that this transaction was not a bargain purchase. Please help us better understand the positive and negative factors that you considered in reaching the conclusion that it was not a bargain purchase.

The Company respectfully advises the Staff that it believes that the Acquisition did not constitute a bargain purchase, as determined based on applicable guidance, for a number of reasons. IFRS 3R defines a bargain purchase as a business combination in which the consideration, non-controlling interest and the previously held interest are less than the value of the identifiable net assets at acquisition date and it requires the acquirer to recognize that excess in earnings as a gain. IFRS3.35 provides guidance that a bargain purchase may occur where there is a either a forced sale or some items in a business combination are not measured at fair value. Neither are applicable to this transaction.

The Acquisition was clearly not a forced sale; instead, the seller had undertaken a sales process which spanned more than two years. In addition, the seller investigated whether a sale of the individual parts of the business would have provided more value than the sale as a whole, and after concluding that a whole sale preserved or maximized the value, the seller negotiated and completed the transaction on that basis. Although the fair value of the business may have been less than the recognized amount of the identifiable net assets due to the expectation that market participants would need to carry out significant restructuring of our activities, this cannot be recognized as a liability at the acquisition date.

Likewise, from the Company’s perspective it does not believe that the fair value of the identifiable net assets it received exceeded the consideration in the transaction and therefore it would not be appropriate under IFRS to recognize a gain. The Company believes it would be potentially misleading to investors to imply that this transaction was a bargain purchase to it.

The assets’ fair value has been carefully considered by the Company’s management assisted by an independent valuation expert. The Company believes that the Predecessor business was historically loss-making (€253 million and €254 million loss before tax in 2010 and 2009 respectively) due to under-performing assets and operations which the Company believes were in need of reorganization. The Company supplementally advises the Staff that since the acquisition date, it has initiated extensive and substantial cost cutting initiatives as well as operational productivity plans to address the Company’s profitability, and the Company began generating profits only in the year ended December 31, 2012. Therefore, the Company does not believe that the current profitability of the Company is to be used as an indicator that the fair values of the net assets acquired in aggregate were actually worth more than the price paid for the business as a whole.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 10, 2013

In addition, the Company submits to the Staff that when the Company undertook the purchase price allocation, a significant amount of the assets and liabilities acquired were current or working capital items such as inventory, trade payables and trade receivables and therefore their carrying value approximated fair value. The scope for potential adjustments to carrying value was therefore largely limited to pension liabilities, property, plant and equipment and provisions and contingent liabilities. While the Company did consider whether additional intangible assets (such as customer contracts) could be identified, it concluded that there was insufficient qualitative and quantitative evidence to support any value. Moreover, the Company’s two most significant customer contracts were subsequently renegotiated in 2011 and effective in 2012.

In addition to the valuation of property, plant and equipment, the Company assessed the fair value of its pension liabilities with the assistance of an independent valuation expert. The Company’s assessment of discount rates and other assumptions have not changed since the original purchase price allocation and are disclosed in its financial statements contained in the Registration Statement. The Company also assessed its inventory and recorded a step-up in inventory values, which was minimal due to low margin on acquisition, and it undertook an assessment of accounts payable balances and unrecorded liabilities. After such fair value calculations, the Company had a resulting goodwill balance of €11 million.

One of the requirements of IFRS is that before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review.

With the benefit of two years passing since the acquisition, the Company has re-assessed whether it correctly identified and measured the assets acquired and liabilities assumed. The Company confirms there has been no impairment of assets subsequent to January 4, 2011 and there have been no further liabilities recorded relating to events or risks existing at the acquisition date and therefore there has been no impact on 2012 results. In addition, there were no significant reversals of provisions or contingent liabilities, in relation to risks identified and in existence at the acquisition date, in 2012, which would have implied that the values originally assigned needed to be modified. Therefore the Company confirms, with the benefit of two years hindsight, there is no evidence to imply that the original purchase price allocation was not appropriate.

Therefore, the Company has concluded that the fair values of the identifiable liabilities have not been omitted or understated, and therefore the Company does not believe there was a bargain purchase element to the Acquisition.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 10, 2013

Notwithstanding the Company’s belief that the purchase price allocation was correct, the Company performed a sensitivity analysis. As indicated in the comment below, the staff has indicated its view that the size premium should be within the central tendency of the distribution. This would have resulted in a 2% decrease in the discount rate used in the purchase price allocation. The first table presents the impact of such a change. The second table presents a decrease in the discount rate in 2% increments.

Impact	Profit/(loss) before taxation	Total Assets	Total equity/(deficit)
Actual results December 31, 2011	(200)	1,612	(113)
– Negative goodwill or increase in PPE	54	54	54
– Increased depreciation before tax*	(4)	(4)	(4)
– Adjusted results December 31, 2011 results	(150)	1,662	(63)
% change	25.0%	3.1%	44.2%
Actual results December 31, 2012	189	1,631	(47)
– Negative goodwill or increase in PPE	—	54	54
– Increased depreciation before tax*	(4)	(8)	(8)
– Adjusted results December 31, 2012 results	185	1,677	(1)
% change	2.1%	(2.8%)	97.9%

*	In calculating the assumed increased depreciation, the Company has determined that the additional fair value of property, plant and equipment using an average useful life of 15 years.

Discount rate	Fair value of PP&E	Incremental fair value of PP&E	Possible negative goodwill*
18%(1)	91	—	—
16%	156	65	54
14%(2)	236	80	134

(1)	Based on a cost of capital reflecting the 10-B decile size premium.
(2)	Based on a cost of capital reflecting the 10th decile size premium.

*	after write off of €11 million of goodwill

Again, while the Company does not believe it is appropriate, it further believes a gain of this nature would not be evaluated in the traditional measures of materiality – it has no ongoing implications to the Company. The Company respectfully advises the Staff that this sensitivity in discount rates used would have had minimal impact on the Company’s financial statements and results of operations from an investor’s perspective. The Company does not believe there would be any meaningful ongoing impact of such an increase in property, plant and equipment and that therefore the discount rates used do not affect an investor’s understanding of the Company’s underlying business, trends and results of operations.

11.

We note in your response letter dated April 29, 2013 that the size premiums selected for the impairment and purchase accounting analyses were based on an estimated equity value of $125 million. As you state, the $125 million does fall within the market capitalization ranges for the Micro Cap (9th and 10th deciles) and Decile 10b categories. We note, however, that a $125 million market capitalization is in the lower third of the Micro Cap distribution and above the upper quartile of the Decile 10b distribution. It is our understanding that the size premium generally selected would be

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 10, 2013

the one that is the most statistically relevant to the market capitalization size as to maximize the number of comparable observations. In other words, the size premium selected should be within the central tendency of the distribution. Such selection is especially important in thin market capitalizations due to the sensitivity of the size premium for small changes in market capitalization. We further note in your response to comment nine in your letter dated April 16, 2013 that the discount rate impact was over 80 percent of the value difference from December 31, 2010 to January 4, 2011 for cash-generating units one through four. Given the sensitivity of the discount rate to the fair value estimates, please advise why a more selective size premium screening was not performed.

The Company refers the Staff to the response and sensitivity analysis provided in its response to Comment 10 above.

During the Company’s recent phone call with the Staff, questions were raised regarding the reasonableness of the discount rate in relation to its borrowing rates. The Company would like to supplement that discussion with some additional information on its borrowing rates which it believe helps support the reasonableness of the selection of its discount rates.

Prior to the Acquisition on January 4, 2011, the Predecessor’s cash flow and liquidity needs were financed by its parent company, Rio Tinto. This internal inter-group funding was provided through a variety of mechanisms, including intercompany loans, intercompany receivables and payables, and equity infusions. This relationship provided the Predecessor business with flexibility in its capital structure, even when considered on a standalone basis, as the business’s primary funding source was an investment grade counterparty (i.e., Rio Tinto).

The purchase price in the Predecessor financial statements reflected the agreed upon total enterprise value for the Alcan Engineered Aluminum Products (“AEP”) Business. The Company understands that Rio Tinto had explored an initial public offering as an alternative to a sale of the AEP Business, although it was determined that the cost of raising capital in the public markets would be unduly expensive given the risk profile, lack of profitability of the AEP Business prior to the Acquisition and the lack of external financing for the AEP Business. In short, the Predecessor business could not support itself on a standalone basis.

General Electric was the only lender willing to provide financing to the AEP Business, and only against the AEP Business’s high quality, insured receivables (receivables are insured by third parties in Europe) and only after significant modifications to the underlying customer contracts. The rate at which General Electric was willing to extend financing against this risk, which is the most secured credit risk against the company, was Euribor + 2.25% or priced to yield at 4%.

On Acquisition, Apollo was unsuccessful in seeking funding for the Acquisition due to the high risk profile and historic lack of profitability of the AEP Business. Instead, two of its Shareholders Apollo and Fonds Strategique d’Investissement (“FSI”) provided an arms’ length loan to the Company at the closing of the Acquisition. This loan was priced to yield at approximately 13% and was the most senior tranche in the Company’s

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 10, 2013

capital structure other than the General Electric facilities. This loan was earmarked for specifically identified restructuring initiatives, separation costs and general liquidity; and was accordingly benchmarked against similarly situated industrial companies with limited access to debt capital. The shareholders and Company discussed the pricing of the shareholder term loan with two major global investment banks, both of whom independently benchmarked the rate against equivalent financings by similar companies taking place in the market and decided that the yield of approximately 13% was reasonable and market standard for companies like Constellium at that time.

	Shareholder (Apollo/FSI) funding	2018 Term Loan	2020 Term Loan
Date of Issuance	January 4, 2011	May 25, 2012	March 25, 2013
Effective interest rate	12.8%	11.8%	6.91-7.55%
Actual	USD Libor plus 8.5% (with a 2.0 floor)	USD Libor plus 8% (with a 1.25 floor)	USD Libor plus 5% or Euribor plus 5.5% (both with a 1.25 floor)

In arriving at the Company’s cost of equity at the time of the Acquisition, the Company considered, among other things, the following factors:

i)	the Company had failed to secure external funding secured against its assets for less than 13%;

ii)	according to Bloomberg, one of the Company’s industry peer’s cost of capital (Alcoa, an industry peer) in January 2011 was approximately 16.5%; and

iii)	due to the nature of the investments, private equity typically needs to earn a 20-25% rate of return on its investments.

While none of these are determinative for the Company’s cost of capital, the Company respectfully submits to the Staff that these points provide context for the environment in which these judgments were made and provide support that the discount rates were reasonable.

The Company proposes that, in addition to the supplemental disclosure that the Company proposed to add to the Registration Statement in the Company’s response letter dated April 29, 2013, the Company will include the following additional disclosure in relation to the sensitivity analysis (indicated in bold text below):

“Note 2.7 - Purchase Accounting

In determining fair values, the significant assumptions which were used in determining the allocation of fair value include the following valuation approaches: the cost approach, the income approach and the market approach. Significant assumptions used in the determination of fair values include cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions. While the Company believes that the estimates and assumptions underlying the valuation methodologies were

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 10, 2013

reasonable, different assumptions could have resulted in different fair values. In respect of discount rates, the discounted cash flow model used for business segments valuation reflects discount rates of 17 through 18.5% as of the date of acquisition. After taking into account independent studies published by a reputable investment research firm to determine the applicable size premium, a premium of 10.06% was used to arrive at these discount rates, and the Company believes that this represented an appropriate company premium. A 2% change in discount rates applied would have increased our property, plant and equipment value by approximately €71 million and annual depreciation of €7 million.”

Note 12. Earnings Per Share, page F-30

12.	We note your response to comment 11 in our letter dated May 3, 2013. If there will be significant changes in the rights that Class A ordinary shareholders will have to profits after completion of this offering, please disclose these changes throughout the filing including in your description of the offering on page 20.

The Company respectfully advises the Staff that there will be no changes in the profit rights that Class A ordinary shares will have after completion of the offering. Both before and after completion of the offering, the Class A shares are entitled to their pro rata portion of the Company’s profits. As explained in the Registration Statement, the preference shares entitle their holders to receive distributions in priority to ordinary shareholders in the aggregate amount of approximately €147 million. This amount would have been paid to the Company’s pre-IPO shareholders as a customary interim dividend but for certain European tax and accounting restrictions which required the Company to structure the distribution using a preference share instrument. The preference shares will be repurchased as soon as possible after the distribution is made and therefore will have no ongoing impact on the Class A ordinary shares’ priority with respect to profits of the Company. Please refer to pages 17, 50 and 148 of Amendment No. 6. However, in response to the Staff’s comment, the Company has updated its disclosure on page 20 of Amendment No. 6 in the summary box to refer to the fact that preference shares will temporarily be issued and, for so long as they are outstanding, the holders of such preference shares will be entitled to receive distributions in priority to ordinary shareholders in the aggregate amount of approximately €147 million.

Exhibit 5.1

13.	Please have counsel revise its opinion to include the shares which may be issued pursuant to the underwriters’ overallotment option.

In response to the Staff’s comment, counsel has updated Exhibit 5.1 to include the shares which may be issued pursuant to the underwriters’ overallotment option. Please refer to revised Exhibit 5.1.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 10, 2013

14.	With respect to the resolutions listed in paragraph 2(h) of the legal opinion, it appears that the date of these resolutions should pre-date May 2013 considering that they relate to the issuance of shares currently held by the Selling Shareholders.

The Company respectfully advises the Staff that a portion of the shares held by the Selling Shareholders have not yet been issued to them and will be acquired by them prior to the completion of the offering pursuant to the “pro rata share issuance.” The resolutions in which the pro rata share issuance is resolved upon are expected to be adopted prior to the effective time of the registration statement. Please refer to revised Exhibit 5.1.

15.	Please have counsel revise its opinion in paragraphs 5(b) and (c) to remove the “upon payment in full of the Secondary Shares” and “upon valid execution of the Issue Resolution” qualifications as inappropriate. The Secondary Shares are currently outstanding and the valid execution of the Issue Resolution represents facts readily ascertainable by counsel.

The Company respectfully advises the Staff that counsel will not be able to ascertain whether there has been payment in full of the Secondary Shares. The Secondary Shares will be paid up from the reserves of the Company, and whether such reserves are sufficient and in fact debited is a factual matter on which it is not possible for counsel to opine. However, in response to the Staff’s comment, counsel has removed the assumption from the opinion itself and moved it to an assumption in paragraph 3(b) of Exhibit 5.1.

Furthermore, the Company respectfully advises the Staff that the Issue Resolution pursuant to which the Primary Shares will be issued cannot be adopted until after the effectiveness of the Registration Statement. This is because, as a matter of Dutch legal requirements, the Issue Resolution cannot be adopted until after the price and number of Primary Shares to be issued has been determined. In order to file a signed version of Exhibit 5.1 prior to effectiveness of the Registration Statement, counsel will therefore need to issue its opinion prior to the time that the Issue Resolution has been adopted. As an alternative, the Company would be willing to file a signed version of Exhibit 5.1 after the effectiveness of the Registration Statement as a post-effective amendment.

*            *             *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1128 or Alison M. Zieske at (212) 403-1107.

Very truly yours,

/s/ Karessa L. Cain
Karessa L. Cain

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 10, 2013

Enclosure

cc:	Jeremy Leach (Constellium Holdco B.V.)
Keith L. Halverstam (Latham & Watkins LLP)